

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 17, 2015

Dheeraj Pandey
President and Chief Executive Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

> **Re:** **Nutanix, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 2, 2015**
> **CIK No. 0001618732**

Dear Mr. Pandey:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

The Offering, page 8

1.   You disclose that up to 5% of the shares being offered by the prospectus will be offered through a directed share program to "certain customers and partners." Please state whether the shares to be offered through the directed share program will be subject to lock-up agreements. This comment also applies to your Underwriting section.

Risk Factors

We rely primarily on indirect sales channels…, page 19

2.   We note your revised risk factor disclosure stating that "[t]he loss of a substantial number of [y]our channel partners, or the loss of a significant channel partner, together with [y]our inability to replace them, or the failure to recruit additional channel partners … could materially and adversely affect [y]our business and operating results." Given that nearly 40% of your revenues is generated from two channel partners, and that your dependence on them has remained consistent for a second consecutive year, it appears that you are substantially dependent on them for the purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. Please include a discussion of the material terms of your agreements with Carahsoft Technology Corp. and Promark Technology Inc. in your business section and file them as exhibits to your registration statement.

Business

Sales and Marketing, page 100

3.   We note your revised disclosure regarding your OEM partnerships. Please further revise to disclose the material terms of your OEM partnerships with Dell and Lenovo, including, for instance, the term of the agreement, whether there are production requirements, exclusivity provisions and other key terms. In addition, tell us what portion of your revenues is derived from each of the Dell and Lenovo OEM partnerships, if material.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Via E-mail
         Jeffrey D. Saper, Esq.
         Wilson Sonsini Goodrich & Rosati, P.C.